Exhibit 99.1

                                        For immediate release
June 28, 2007

Design Basis Announced for Fort Hills Project

Calgary, Alberta, Canada - Petro-Canada, on behalf of the Fort Hills Energy L.P., today announced the formal design basis for its Fort Hills Project - an integrated oil sands mining project that includes a mine and bitumen extraction plant 90 kilometres north of Fort McMurray, Alberta and an upgrader in Sturgeon County northeast of Edmonton, Alberta. This milestone marks the partnership’s commitment to proceed with the front-end engineering and design (FEED) stage. The FEED process will take about 12 months to complete, producing a definitive cost estimate and the basis upon which the final go-ahead decision on the project will be made.

The first phase of the project is planned to produce 140,000 barrels per day (b/d) of synthetic crude oil. Associated bitumen production is expected to be about 160,000 b/d. First bitumen production is expected to begin in the fourth quarter of 2011 with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of Fort Hills is $14.1 billion.

“This marks a key milestone and a big step forward on the Fort Hills project,” said Ron Brenneman, Petro-Canada’s Chief Executive Officer and President. “The size, staging and technology chosen should provide solid financial returns while minimizing execution risk. This step puts us on a path for a final go-ahead project decision in the third quarter of 2008, following the anticipated regulatory approval of the Sturgeon Upgrader.”

The Fort Hills project is expected to produce up to a total of 280,000 b/d of synthetic crude oil by 2015, once all phases are complete.

Fort Hills Energy L.P. consists of Petro-Canada with a 55% working interest, UTS Energy Corporation with a 30% working interest and Teck Cominco Limited with a 15% working interest, with Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, as the contract operator for the project.

The Fort Hills mine received regulatory approval in 2002 from Alberta Environment and the Alberta Energy and Utilities Board. The Fort Hills partnership filed the commercial application and environmental impact assessment for the Sturgeon Upgrader with provincial regulators in December 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

UTS Energy Corporation is focused on growing and developing oil sands assets, with a market capitalization of approximately $2.5 billion. The company was instrumental in re-establishing the Fort Hills Oil Sands Project and is the principal founder of the Fort Hills Energy Partnership. Based in
Calgary, Alberta, the company’s common shares are traded on the Toronto Stock Exchange under the symbol UTS.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

For more information please contact:
Media & general inquiries:	Investor and analyst inquiries:
Chris Dawson	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7859

Pamela Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423

Legal Notice - Forward-Looking Information

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• future capital, exploration and other costs and expenditures	• project development and expansion schedules and results
• business strategies and goals	• pre-production and operating costs
• construction and repair activities	• future regulatory approvals
• future oil and gas production levels and the sources of their growth	• future results of exploration activities and dates by which certain areas may be developed or may come on-stream

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• industry capacity	• the effects of weather and climate conditions
• imprecise reserves estimates of recoverable quantities of oil from resource plays, and other sources not currently classified as reserves	• the results of exploration and development drilling, and related activities
• the ability of suppliers to meet commitments	• decisions or approvals from administrative tribunals
• risks attendant with international domestic oil and gas operations	• expected rates of return
• general economic, market and business conditions	• competitive actions by other companies
• fluctuations in oil and natural gas prices and supplies	• refining and marketing margins
• fluctuations in interest rates and foreign currency exchange rates	• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
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• nature and scope of actions by stakeholders and/or the general public

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